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                                                                      EXHIBIT A1

                     ORANGE-CO, INC. ANNOUNCES EXTENSION OF
                RESERVOIR CAPITAL PARTNERS STOCK PURCHASE OPTION

Bartow, Florida                                                September 9, 1999

     Mr. Gene Mooney, President and Chief Operating Officer of Orange-co, Inc. announced that Ben Hill Griffin, Inc. and Ben Hill Griffin III have informed the Company of their grant to Reservoir Capital Group, LLC, the private investment partnership with whom they have been negotiating for the sale of their 52.4% capital stock interest in Orange-co, of a second extension of time, ending at midnight on September 17, 1999, within which to exercise and consummate the stock purchase option that had been originally granted on July 15 for the 25 business day period expiring August 18, and then extended until September 10. All of the substantive terms of the option, as originally granted, remain in effect, including the requirement that Reservoir offer to purchase all of Orange-co's remaining outstanding shares at the same $7.00 per share price that the Griffin interests are to receive.

     Mr. Mooney indicated that significant progress has been made in effecting approval of these transactions and that Orange-co's Special Committee of independent directors, and its engaged financial advisor, have completed their review of those elements that must be approved by Orange-co in order for the sale to be completed, that the Committee has concluded that such transactions are fair to Orange-co unaffiliated shareholders from a financial point of view, and that Orange-co's Board of Directors has, in reliance upon that conclusion, reached a similar determination and will be recommending to the unaffiliated shareholders that upon receipt of the tender offer to be made by Reservoir they accept the same, tender all of their shares of Orange-co common stock pursuant to its terms, and, if required by law, approve the merger of a Reservoir acquisition subsidiary with and into the Company, as well as all transactions contemplated by such merger activity.

     Statements or estimates contained in this release which are not historical facts are forward-looking statements subject to the Safe Harbor created by the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements are those containing words such as "hope", "may", "will", "expect", "believe", "anticipate", or "intend", or words of similar import. We caution you that, as a result of a number of factors, actual results could differ materially from those set forth in this press release. All forward-looking statements included in the press release or in any other press release of the company are made as of the date of the release, and Orange-co, Inc. does not undertake any obligation to update any such statements. Additional detailed information concerning a number of these factors is readily available in statements and reports that Orange-co, Inc. has filed with the Securities and Exchange Commission. Copies of these reports are available from Orange-co, Inc.

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